FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of August 2004 and incorporated by reference herein is the Registrant’s immediate report dated August 17, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: August 17, 2004

GLOBAL EXCHANGE SERVICES SELECTS BLUEPHOENIX FOR MAJOR
MIGRATION OF MISSION-CRITICAL BILLING SYSTEM

Project Will Migrate their Proprietary Billing System to Linux/Oracle
Improve Response Time to New Strategies and Reduce Costs

CARY, N.C. and HERZLIA, Israel – Aug. 17, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it was selected by Global eXchange Services (GXS), a leading worldwide provider of B2B integration, synchronization and collaboration solutions , to migrate the company’s proprietary billing system to a Linux/Oracle platform. The project will be performed using the BluePhoenix™ IT Discovery, BluePhoenix™ DBMSMigrator and BluePhoenix™ LanguageMigrator technologies.

BluePhoenix has teamed on the project with Micro Focus International Ltd., the leading provider of IT modernization application development and deployment software for UNIX, Linux, and other contemporary platforms.

The project involves the conversion of a mission-critical billing system, part of a network that processes more than one billion transactions annually for more than half the companies on the Fortune 500 list. Migration is being performed using the automated BluePhoenix™ IT Discovery and BluePhoenix™ DBMSMigrator solutions along with Micro Focus Enterprise Server deployment technology. The server and its mainframe transaction option allow customers to move applications to the latest HP platforms running UNIX or Intel Linux without the risks or costs associated with rewriting entire mission-critical applications.

“Following a competitive bid process, Global eXchange Services (GXS) is delighted to be working with leading IT modernization companies like BluePhoenix Solutions and Micro Focus to ‘Lift and Shift’ our critical proprietary billing applications to Intel based processors running Linux” said Marcellous Frye, GXS vice president. “With the DBMSMigrator technology and services from BluePhoenix Solutions and the Enterprise Server deployment technology from Micro Focus, we expect to see significant cost savings by reducing our reliance on the proprietary mainframe hardware and software in a very short time frame while keeping the core components of our system intact, thereby unlocking the value of our billing applications.”

GXS decided to migrate their proprietary billing system onto a Linux-based system as part of their larger plan to standardize in-house IT architecture. The project will include two phases: first, the IT Discovery tool will be used to perform a full global assessment of the GXS IT systems; second, the project scope will be defined and the system will be migrated to Linux/Oracle and Micro Focus Mainframe Transaction Option using the automated DBMSMigrator solution. The process will convert approximately 2,500 online and batch programs and records.

“This project follows several other large migration assignments we have completed for companies around the world,” said Arik Kilman, CEO of BluePhoenix Solutions. “Our proven methodology and advanced automation tools have been shown to reduce the time, costs, and risks of undertaking a mission-critical database migration project such as this one for Global eXchange Services.”

About Global eXchange Services
Global eXchange Services (GXS), a leading worldwide provider of B2B integration, synchronization and collaboration solutions to more than half the Fortune 500, operates a highly-reliable, secure global network services platform. GXS offers an extensive range of solutions to help more than 30,000 businesses, both large and small, connect with their partners, synchronize product information, optimize inventory levels and demand forecasts, and accelerate the execution of their supply chains. GXS is headquartered in Gaithersburg, Md., with sales and development offices throughout the U.S., Europe and Asia-Pacific. For more information visit our Web site at www.gxs.com.

About Micro Focus
Micro Focus is the leading provider of legacy application development and deployment software for contemporary platforms. Micro Focus enables organizations to unlock the value of their legacy by reusing their business-critical assets with .NET, Java, XML, and Web services, resulting in reduced costs, increased agility, and minimal risk. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States, and Japan. For more information, visit www.microfocus.com.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, visit www.bphx.com.

All brands, tradenames, and trademarks are the property of their respective owners.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Contact
Tamar Belkin,
BluePhoenix Solutions
1-919-319-2270
tbelkin@bphx.com